UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Magellan Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559091307

(CUSIP Number)

Ann Ormsby

Sopak AG

50 Berkeley Street

London W1J 8HD

United Kingdom

+44 207 412 3235

With copies to:

Matias Vega, Esq.

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559091307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,612,463 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,612,463 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,612,463 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (see Item 5)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 559091307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,612,463 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,612,463 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,612,463 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (see Item 5)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 559091307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,612,463 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,612,463 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,612,463 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (see Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 559091307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sopak AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,612,463 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,612,463 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,612,463 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (see Item 5)
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Magellan Petroleum Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1775 Sherman Street, Suite 1950, Denver, Colorado 80203.

Item 2.	Identity and Background

This Schedule 13D is being filed by (a) Glencore International plc (“Glencore plc”), (b) Glencore International AG (“Glencore International”), (c) Glencore AG and (d) Sopak AG (collectively, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey. Each of Glencore International, Glencore AG and Sopak AG is a company organized under the laws of Switzerland.

Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange and on the Hong Kong Stock Exchange. Glencore plc is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG and Sopak AG, is a leading integrated producer and marketer of commodities, with worldwide activities in the marketing of metals and minerals, energy products and agricultural products and the production, refinement, processing, storage and transport of these products. Each of the Reporting Persons other than Glencore plc is a direct or indirect wholly-owned subsidiary of Glencore plc. Glencore AG is a direct wholly-owned subsidiary of Glencore International. Sopak AG is a direct wholly-owned subsidiary of Glencore AG.

The address of the principal business and office of each of the Reporting Persons is Baarermattstrasse 3, CH-6341 Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule 1 hereto (the “Schedule 1 Persons”), which Schedule 1 is incorporated herein by reference.

During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Loan Facility Agreement, dated July 7, 2009 and amended on December 18, 2009, August 31, 2010 and June 28, 2012 (as amended, the “Loan Agreement”) between Sopak AG and Yamalco Investments Limited, a Cyprus company (“Yamalco”), Sopak AG agreed to provide Yamalco with a loan in the principal amount of $15 million (the “Loan”). The source of funds for the Loan was Sopak AG’s working capital.

To secure Yamalco’s obligations under the Loan Agreement, Young Energy Prize S.A., a Luxembourg corporation of which Yamalco is a shareholder (“YEP”), entered into a Pledge and Security Agreement with Sopak AG, dated as of July 7, 2009 and amended as of July 8, 2009 and March 11, 2010 (as amended, the “Pledge Agreement”), pursuant to which YEP pledged collateral consisting of (i) 9,264,637 shares of the Issuer’s Common Stock (the “Issued Shares”), (ii) a warrant granting YEP the right to purchase an additional 4,347,826 shares of the Issuer’s Common Stock (the “Warrant”), and (iii) a Registration Rights Agreement, dated as of June 29, 2009 and amended as of October 14, 2009 and June 23, 2010 (as amended, the “Registration Rights Agreement”), between the Issuer, YEP and ECP Fund, SICAV-FIS, a Luxembourg entity. The 13,612,463 shares of the Issuer’s Common Stock comprising the Issued Shares and the shares of Common Stock covered by the Warrant are referred to herein collectively as the “Pledged Shares.”

The Pledge Agreement provides that upon the occurrence of an event of default under the Loan Agreement, Sopak AG may elect to (i) vote or direct the vote of the Issued Shares and dispose or direct the disposition of the Issued Shares, and (ii) exercise or direct the exercise of the Warrant. On September 21, 2012, Sopak AG delivered to Yamalco and YEP a letter (the “Notice Letter”) notifying each of them that an event of default had occurred under the Loan Agreement and demanding immediate payment of all amounts due thereunder. In addition, the Notice Letter indicated Sopak AG’s election to transfer the Issued Shares and Warrant to itself and exercise its rights to vote the Issued Shares.

The foregoing descriptions of the Loan Agreement, the Pledge Agreement, the Warrant, the Registration Rights Agreement and the Notice Letter do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which are filed with or incorporated by reference into this Schedule 13D as Exhibits 2 through 14, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons obtained beneficial ownership of the Pledged Shares following the occurrence of the events and actions described in Item 3. The Reporting Persons intend to exercise their rights with respect to the Pledged Shares under the Pledge Agreement and under law in such a manner as will be most likely to secure full or partial repayment of the amounts due under the Loan Agreement. Such actions may include sale of the Pledged Shares (including the Warrant) in one or more public or private transactions as authorized by the Pledge Agreement. Any net proceeds received in such a sale would be applied to reduce or pay in full the amount owed to Sopak AG under the Loan Agreement, with any remaining proceeds being for the account of YEP.

In addition to the above, depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of the Issuer’s Common Stock if deemed appropriate and if opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Each of the Reporting Persons may be deemed to beneficially own, directly or indirectly, 13,612,463 shares of Common Stock, representing approximately 23.4% of the Issuer’s outstanding Common Stock. Of these shares, 4,347,826 are issuable upon the exercise of the Warrant. The shares of Common Stock reported as beneficially owned by the Reporting Persons are beneficially owned directly by Sopak AG. The beneficial ownership percentages set forth herein are based on (i) 53,835,594 shares of Common Stock outstanding as of September 17, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012, plus (ii) 4,347,826 shares of Common Stock which are issuable upon exercise of the Warrant.

(b) The Reporting Persons may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of 13,612,463 shares of Common Stock.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has engaged in any transaction during the past 60 days, in any shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 3 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated as of September 28, 2012, between Glencore International plc, Glencore International AG, Glencore AG and Sopak AG relating to the filing of a joint statement on Schedule 13D.
2	Loan Facility Agreement, dated as of July 7, 2009, between Sopak AG and Yamalco Investments Limited.
3	Amendment No. 1 to Loan Facility Agreement, dated as of December 18, 2009, between Sopak AG and Yamalco Investments Limited.
4	Amendment No. 2 to Loan Facility Agreement, dated as of August 31, 2010, between Sopak AG and Yamalco Investments Limited.
5	Amendment No. 3 to Loan Facility Agreement, dated as of June 28, 2012, between Sopak AG and Yamalco Investments Limited.
6	Pledge and Security Agreement, dated as of July 7, 2009, between Sopak AG and Young Energy Prize S.A.
7	Amendment No. 1 to Pledge and Security Agreement, dated as of July 8, 2009, between Sopak AG and Young Energy Prize S.A.
8	Amendment No. 2 to Pledge and Security Agreement, dated as of March 11, 2010, between Sopak AG and Young Energy Prize S.A.
9	Warrant Agreement between the Issuer and Young Energy Prize S.A., dated July 9, 2009 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 14, 2009 and incorporated herein by reference).

10	Amended and Restated Warrant Agreement between the Issuer and Young Energy Prize S.A., dated March 11, 2010 (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2010 and incorporated herein by reference).
11	Registration Rights Agreement between the Issuer and Young Energy Prize S.A., dated July 9, 2009 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 14, 2009 and incorporated herein by reference).
12	First Amendment to Registration Rights Agreement among the Issuer, Young Energy Prize S.A., and YEP I, SICAV-FIS, dated as of October 14, 2009 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 19, 2009 and incorporated herein by reference).
13	Second Amendment to Registration Rights Agreement among the Issuer, Young Energy Prize S.A., and ECP Fund, SICAV-FIS, dated June 23, 2010 (filed as Exhibit 10(xx) to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and incorporated herein by reference).
14	Notice Letter, dated as of September 21, 2012, from Sopak AG to Yamalco Investments Limited and Young Energy Prize S.A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2012

Glencore AG

By:	/s/ Andreas Hubmann

Name:	Andreas Hubmann

Title:	Director

By:	/s/ Stefan Peter

Name:	Stefan Peter

Title:	Officer

Glencore International AG

By:	/s/ Andreas Hubmann

Name:	Andreas Hubmann

Title:	Director

By:	/s/ Gerda Schwindt

Name:	Gerda Schwindt

Title:	Officer

Glencore International plc

By:	/s/ Steven Kalmin

Name:	Steven Kalmin

Title:	Director

Sopak AG

By:	/s/ Andreas Hubmann

Name:	Andreas Hubmann

Title:	Chairman

By:	/s/ Stefan Peter

Name:	Stefan Peter

Title:	Member

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore International plc, Glencore International AG, Glencore AG and Sopak AG.  Each executive officer of each of Glencore International plc, Glencore International AG, Glencore AG and Sopak AG is also a director of such company.  Where no business address is given for a director, such director’s principal employer is Glencore International plc or one of its subsidiaries, and the business address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Stock.

Directors of Glencore International plc:

Name	Principal Occupation	Business address	Share Ownership
Simon Murray (Citizen of United Kingdom)	Chairman, General Enterprise Management Services Ltd.	GEMS General Enterprise Management Services Ltd. 3601 Cheung Kong Center 2 Queen's Road Central Hong Kong
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
Anthony Hayward (Citizen of United Kingdom)	Senior Independent Non-Executive Director.	Genel Energy 31 St. James’s Place London SW1A 1NR United Kingdom
Peter Coates (Citizen of Australia)	Chairman, Santos Ltd.	Santos Level 31, The Chifley Tower, 2 Chifley Square Sydney 2000 Australia
Leonhard Fischer (Citizen of Germany)	Chief Executive Officer, RHJ International S.A.	RHJ International Bahnhofstrasse 69a Zuerich 8001 Switzerland
William Macaulay (Citizen of USA)	Chairman and Chief Executive Officer, First Reserve Corporation.	First Reserve Corporation One Lafayette Place Greenwich, CT 06830 USA
Li Ning (Citizen of United Kingdom)	Executive Director, Henderson Land Development Co. Ltd. and Hong Kong Ferry (Holdings) Company Ltd.	Henderson Land Development Co. Ltd. & Hong Kong Ferry (Holdings) Co. Ltd. 71/F - 76/F, Two International Finance Center 8 Finance Street Central Hong Kong

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant

Directors of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven F. Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant
Aristotelis Mistakidis (Citizen of the United Kingdom)	Co-director zinc/copper/lead

Directors of Sopak AG:

Name	Principal Occupation	Business address	Share Ownership
Andreas P. Hubmann (Citizen of Switzerland)	Chairman
Andrew Gibson (Citizen of the United Kingdom)	Member	50 Berkeley Street London W1J 8HD Great Britain
Martin Häring (Citizen of Switzerland)	Member
Stefan Peter (Citizen of Switzerland)	Member